SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   Report on Form 6-K dated November 22, 2004

                           Commission File No. 1-14838

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                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

                              ---------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated November 2, 2004 announcing the sale of its membrane filtration technologies subsidiary Orelis to the French Novasep group.

                                 [RHODIA LOGO]



                                                              PRESS RELEASE


                              RHODIA SELLS ORELIS,
                 ITS MEMBRANE FILTRATION TECHNOLOGIES SUBSIDIARY


Paris, November 2, 2004 - Rhodia today announced the sale of its Orelis subsidiary, specializing in membrane filtration technologies, to the French Novasep group. The transaction is effective as of today.

A manufacturer of organic and inorganic membranes, Orelis also provides services for the design and installation of comprehensive membrane-based filtration systems and equipment. The company, which generated net sales of (euro)20m in 2003 and employs a staff of 90 people, mainly serves customers active in the pharmaceutical, biotech, agro-food, automotive, and environmental protection markets.

This operation is part of the divesture of non-strategic activities pursued by the Rhodia Group with a view to consolidating its business portfolio.


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        This press release may be consulted on Rhodia's corporate website at: www.rhodia.com
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Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.4 billion in 2003 and employs 23,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

The NOVASEP Group is a global supplier of purification solutions, ranging from the development and optimization of processes to the creation of turnkey installations and the purification or production of pharmaceutical ingredients. The NOVASEP Group employs a total of 1,500 people around the world and will generate pro forma net sales worth (euro)300 million in 2004.


Contacts

Press Relations
---------------
Lucia Dumas                         +33 1 55 38 45 48
Anne-Laurence de Villepin           +33 1 55 38 40 25

Investor Relations
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Nicolas Nerot                       +33 1 55 38 43 08

                                    SIGNATURE



              Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: November 22, 2004                     RHODIA


                                            By:   /s/ BRUNO MOUCLIER
                                                 --------------------
                                            Name:  Bruno Mouclier
                                            Title: Chief Financial Officer